UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-39164

INDONESIA ENERGY CORPORATION LIMITED

(Translation of registrant’s name into English)

GIESMART PLAZA 7th Floor

Jl. Raya Pasar Minggu No. 17A

Pancoran – Jakarta 12780 Indonesia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ATM Offering Program

On July 22, 2022, Indonesian Energy Corporation Limited (the “Company”) entered into an At The Market Offering Agreement (the “ATM Agreement”) with H.C. Wainwright & Co., LLC (the “Sales Agent”), acting as the Company’s sales agent, pursuant to which the Company may offer and sell, from time to time, to or through the Sales Agent, ordinary shares, par value $0.00267 per share, having an aggregate gross offering price of up to $20,000,000 (“Shares”).

Under the ATM Agreement, the Shares will be offered and sold pursuant to a prospectus dated February 16, 2021 and a prospectus supplement, dated July 22, 2022, that form a part of the Company’s shelf registration statement on Form F-3 (File No. 333-252520), which registration statement was declared effective by the Securities and Exchange Commission on February 16, 2021.

The Company is not obligated to sell any Shares under the ATM Agreement, and the Sales Agent is not under any obligation to purchase any Shares on a principal basis pursuant to the Agreement, except as otherwise agreed by the Sales Agent and the Company in writing pursuant to a separate terms agreement. Subject to the terms and conditions of the ATM Agreement, the Sales Agent will use commercially reasonable efforts consistent with its normal trading and sales practices, applicable state and federal law, rules and regulations and the rules of the NYSE American to sell Shares from time to time based upon the Company’s instructions, including any price, time or size limits specified by the Company. Upon delivery of a sales notice, and subject to the Company’s instructions in that notice, and the terms and conditions of the ATM Agreement generally, the Sales Agent may sell Shares by any method permitted by law that is deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Company will pay the Sales Agent a commission of three percent (3.0%) of the aggregate gross proceeds from each sale of Shares and has agreed to provide the Sales Agent with customary indemnification and contribution rights. The Company has also agreed to reimburse the Sales Agent for certain specified expenses.

The foregoing summary of the ATM Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the ATM Agreement, which is attached as an exhibit to this Form 6-K and incorporated by reference herein. A copy of the opinion of Ogier, as Cayman Islands counsel to the Company, regarding the legality of the issuance and sale of Shares under the ATM Agreement is attached hereto as Exhibit 5.1 and is incorporated by reference herein.

This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This Form 6-K and the exhibits attached hereto are hereby incorporated by reference into the Registration Statement and into each prospectus or prospectus supplement outstanding under the Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
1.1	At The Market Offering Agreement, dated July 22, 2022, by and between the Company and the Sales Agent
5.1	Opinion of Ogier, Cayman Islands counsel to the Company
23.1	Consent of Ogier, Cayman Islands counsel to the Company (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indonesia Energy Corporation Limited

Dated: July 22, 2022	By:	/s/ James J. Huang
	Name:	James J. Huang
	Title:	Chief Investment Officer